Form 1-U

Current Report Pursuant to Regulation A

December 16, 2016

Date of Report

Madyson Equity Group, LP
(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

c/o Madyson Capital Management, LLC

3204 N. Academy Blvd., Suite 120

Colorado Springs, CO 80917

(719) 380-7484

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38730 Sky Canyon Drive – Suite A

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6790	81-1613215
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This document supplements, and should be read in conjunction with, the offering circular of Madyson Equity Group, LP (the “Company”, “we”, “our” or “us”), dated November 4, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 26, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering; and

•	Asset Acquisition;

Item 9. Other Events

Status of our Public Offering

We commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in Limited Partnership Interests on November 4, 2016.

As of December 16, 2016, we had raised total gross offering proceeds of approximately $3,888,652.00 in settled subscriptions in exchange for Preferred Membership Interests.

The Offering is expected to terminate on or before November 4, 2018, unless extended by our manager, Madyson Capital Management, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

14 Unit Office Building in Colorado Springs, Co

On December 16, 2016, we acquired an office complex consisting of 14 units at 3812-3820 E. Pikes Peak Ave. in Colorado Springs, CO from Madyson Capital Management, LLC, our Manager. The property is encumbered by a loan of $438,066.66 and had an original cost of $899,000. The loan is held by the current occupant of the property, John Senter. John Senter Tire Center has been the only occupant of this space and has served Colorado Springs and surrounding cities since 1963. John Senter Tire Center has 6 bays. The Manager estimates that current market value is $1,075,000. The Manager did not receive any fees or profits for this transfer of this property.

20 Unit Multifamily building in Las Vegas, NV

On December 16, 2016, the Company acquired the 20 unit multifamily apartment building located at 2300-2304 Sunrise Ave., Las Vegas, NV. At a cost of $1,100,000 from the Manager. This was the original purchase price of the property on June 6, 2016. The property consists of two identical multi-family properties of 20 units and it is 100% leased, fully rehabbed, fully furnished, has onsite laundry, and gated. It is located in the Fremont Street Redevelopment Area and has an agreement with a specific U.S. veterans organization allows the Company to keep this property at a 0% vacancy rate while and ensuring that our veterans are cared for. It is currently encumbered by a loan of approximately $650,000 that is held by Pacific Premier Bank. The current market value by the Manager is estimated at $1,315,000. The Manager did not receive any fees or profits for this transfer of this property.

12 unit Multifamily Building in Las Vegas, NV

On December 16, 2016, the Company acquired a 12 unit Multifamily building located at 1116 S. 3rd St. in Las Vegas, NV. All 11 units community are newly remodeled. The property is centrally located to the downtown and strip areas of Las Vegas. It is situated 1.2 mile south of the Historic Fremont Street and 0.9 miles of the Las Vegas Strip. The Company purchased the property from the Manager at the Manager’s purchase price of $910,000. It has a current loan of $682,500 from FJM Private Mortgage Fund. This loan will need to be paid off or refinanced as it matures in under one year on August 26, 2017. The Manager estimates that the current market value is $1,100,000. The Manager did not receive any fees or profits for this transfer of this property.

6 Unit Apartment Building in Las Vegas, NV

On December 16, 2016, the Company acquired a 6 unit multifamily building at 2412 Clifford Ave. in Las Vegas, NV. The Manager originally purchased this property on August 1, 2016 for $315,000. It contains 5 units in 2 stories. All units are 2 bedrooms and 1 bathroom. The name of the building is The Clifford and it is in within walking distance from both Downtown Las Vegas and the Strip. The Manager estimates the current value of the property be $325,000. The property does not currently carry a mortgage. The Manager did not receive any fees or profits for this transfer of this property.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 26, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madyson Equity Group, LP

December 19, 2016	By:	/s/ Joseph Ryan
Joseph Ryan Manager of Madyson Capital Management, LLC
General Partner

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